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                                                                    EXHIBIT 20.1

                            [WEBLINK WIRELESS LOGO]

              WEBLINK WIRELESS ISSUES STOCK IN EXCHANGE FOR NOTES,

                       REDUCES TOTAL DEBT BY $84.5 MILLION


DALLAS - March 10, 2000 - WebLink Wireless, Inc. (Nasdaq: WLNK) today announced that it has signed agreements with certain noteholders by which WebLink Wireless will issue approximately 3.8 million shares of its common stock in exchange for $84.5 million accreted value ($115.9 million maturity value) of 11 1/4% Senior Subordinated Discount Exchange Notes due 2008.

John R. Hauge, WebLink Wireless' Chief Financial Officer, said: "We are pleased to complete this transaction at an effective share issue price of $22.29. We believe this transaction, which deleverages our balance sheet and achieves annual interest savings to maturity of more than $12.2 million, is beneficial for WebLink Wireless shareholders and reflects continued confidence in our growth prospects." The transaction was completed pursuant to Section 3(a)(9) of the Securities Act of 1933.

WebLink Wireless, Inc. is a leader in the wireless data industry, providing wireless e-mail, wireless instant messaging, information on demand and traditional paging services in the United States through the largest terrestrial-based, two-way wireless data network of any kind. The Dallas-based company, which serves about 2.6 million customers, recorded total revenues of $325 million for the year ended December 31, 1999. For more information, visit the website at www.weblinkwireless.com.

This press release includes forward-looking statements that involve risks and uncertainties that are detailed from time to time in the SEC filings of WebLink Wireless, Inc. including its most recent annual report on Form 10-K and any subsequently filed quarterly reports on Form 10-Q. Actual results may differ materially from those projected due to increased competition, pricing pressures, delays in new service introductions, delays in the introduction of new subscriber devices, regulatory issues and other business factors. These forward-looking statements represent the company's judgment as of the date of this release. The company disclaims, however, any intent or obligation to update these forward-looking statements.

CONTACTS:

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INVESTORS:                     MEDIA:
Kelly Prentiss                 Eric Van Steenburg         Dan Guitteau
WebLink Wireless               WebLink Wireless           Edelman Worldwide
(214) 765-3874                 (214) 765-3937             (214) 443-7589
kprentiss@weblinkwireless.com  ericv@weblinkwireless.com  dan_guitteau@edelman.com
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